Exhibit 21.1

List of Subsidiaries

The names of Arcadia Biosciences, Inc.’s subsidiaries are omitted. Such subsidiaries do not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.